UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     January                                        , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date January 22, 2009	By	/s/ Heri Supriadi
(Signature) Heri Supriadi Vice President Investor Relations/Corporate Secretary

PRESS RELEASE
No.TEL. 10/PR000/COM-10/2009
APPOINTMENT OF TELKOM’S ACTING
VICE PRESIDENT INVESTOR RELATIONS/CORPORATE SECRETARY
Jakarta, January 22, 2009 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM”) hereby inform that as of January 19, 2009, the Company’s Board of Director have appointed Mr. Heri Supriadi as Acting Vice President Investor Relations/Corporate Secretary of TELKOM, replacing Mr. Harsya Denny Suryo which has resigned.
        .
Heri Supriadi
VP Investor Relations/Corporate Secretary
For further information please contact:
PT Telekomunikasi Indonesia, Tbk.
Investor Relations
Tel.:	62-21-5215109
Fax.:	62-21-5220500
E-mail:	investor@telkom.co.id
Website:	www.telkom-indonesia.com

PRESS RELEASE
No. TEL.06 /PR110/COM-10/2009
Report of TELKOM Share Buyback Crisis Program
Jakarta, 13 January, 2009, PT Telekomunikasi Indonesia, Tbk (“TELKOM” or the “Company”) hereby inform that the three months execution period of the Shares Buyback Crisis Program as regulated by Bapepam-LK Regulation No.XI.B.3 on “Repurchase Of Shares Issued By Issuers or Public Companies in the Potential Crisis Market Condition” has ended on January 12, 2009. Consequently, the Company will continue its previous Share Buyback III program after the termination of the current Shares Buyback Crisis Program.
During the end of the three months period, TELKOM has bought back shares through the Indonesia Stock Exchange (“IDX”) amounted to 10,411,500 shares or 2.06% from the maximum amount purchased allowed of Rp. 3 trillion. Shares obtained from the Shares Buyback Program will be held by the Company for a maximum period of 3 (three) years, unused funds following the completion of the program will be returned to Retained Earnings.
From previous Share Buyback I , II and III Program, TELKOM has repurchased a total of 480,163,000 shares.
As of this date, TELKOM has a combined total of 490,574,500 shares recorded in the Company’s Treasury Stock with a combined total purchased price (including commissions) of Rp. 4,263,819,170,513,- .
Harsya Denny Suryo
VP Investor Relations and Corporate Secretary
For further information please contact:
PT Telekomunikasi Indonesia, Tbk.
Investor Relations Unit
Tel.:	62-21-5215109
Fax.:	62-21-5220500
E-mail:	investor@telkom.co.id
Website:	www.telkom-indonesia.com